SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          _______________________

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)

                             (AMENDMENT NO. 6)

                            Chic by H.I.S. Inc.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                 167113109
                               (CUSIP Number)

                              Arnold M. Amster
                              767 Fifth Avenue
                          New York, New York 10153
                               (212) 644-4500
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                          Daniel E. Stoller, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                                May 11, 1998
          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Arnold M. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                   _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER             100,000 shares

       8.  SHARED VOTING POWER           718,900 shares

       9.  SOLE DISPOSITIVE POWER        100,000 shares

      10.  SHARED DISPOSITIVE POWER      718,900 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           818,900 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                     _____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3 %

 14.  TYPE OF REPORTING PERSON

           IN


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Peggy J. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                      _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER         110,000 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER    110,000 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           110,000 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                      ____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1 %

 14.  TYPE OF REPORTING PERSON

           IN


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Peggy J. Amster, as custodian for Wendy Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                            _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                  0 shares

       8.  SHARED VOTING POWER           54,500 shares

       9.  SOLE DISPOSITIVE POWER             0 shares

      10.  SHARED DISPOSITIVE POWER      54,500 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           54,500 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                 _____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .6 %

 14.  TYPE OF REPORTING PERSON

           IN


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Amster Foundation

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                             _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER          25,000 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER      25,000 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,000 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .3 %

 14.  TYPE OF REPORTING PERSON

           00


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Amster & Co.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                          _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER         100,000 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER    100,000 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100,000 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                   __________

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0 %

 14.  TYPE OF REPORTING PERSON

           PN


 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Flex Holding Corp.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                  _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER         429,400 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER    429,400 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           429,400 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     ________

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.4 %

 14.  TYPE OF REPORTING PERSON

           CO


           This Amendment No. 6 further amends and supplements the Schedule 13D dated October 22, 1997 filed by Arnold M. Amster, Peggy J. Amster, Peggy J. Amster, as custodian for Wendy Amster, The Amster Foundation, Amster & Co. and Flex Holding Corp. (collectively, the "Reporting Persons"), relating to the shares of the Issuer. Any terms not defined herein shall have the meaning ascribed to them in the Schedule 13D dated October 22, 1997, as amended to date.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

           The response to Item 3 is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

           The source and aggregate amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported as being beneficially owned by the Reporting Persons are as follows:

 Name                                  Amount                Source of Funds

 Arnold M. Amster                    $    669,565          Personal funds*
 Peggy J. Amster                     $    793,794          Personal funds*
 Peggy J. Amster,                    $    366,807          Personal funds*
   as custodian for Wendy Amster
 The Amster Foundation               $    166,999          Foundation funds
 Amster & Co.                        $    648,329          Working capital*
 Flex Holding Corp.                  $  3,045,718          Working capital*

______________________
 * The shares of Common Stock owned by Arnold M. Amster, Peggy J. Amster, Amster & Co. and Flex Holding Corp., and a portion of the shares of Common Stock owned by Peggy J. Amster, as custodian for Wendy Amster ($93,750), were purchased in their respective brokerage margin accounts on customary terms.


 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           The response to Item 5 is hereby amended by adding the following:

           All information concerning transactions in the Common Stock by the Reporting Persons as previously set forth in response to Item 5 is hereby incorporated by reference. The Reporting Persons have not engaged in any transactions in the Common Stock since the most recently filed amendment to this Schedule 13D.

           The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 818,900 shares. The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:


 Name                            Number of Shares      Percentage

 Arnold M. Amster                  818,900 (1)          8.3% (1)
 Peggy J. Amster                   110,000 (2)          1.1% (2)
 Peggy J. Amster                    54,500               .6%
   as custodian for Wendy Amster
 The Amster Foundation              25,000               .3%
 Amster & Co.                      100,000              1.0%
 Flex Holding Corp.                429,400              4.4%

______________
 (1) Includes an aggregate of 718,900 shares of Common Stock owned by the other Reporting Persons. Arnold M. Amster shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed the beneficial owner of all of the shares of Common Stock owned by the other Reporting Persons. Arnold Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

 (2) Excludes 54,500 shares of Common Stock owned by Peggy J. Amster as custodian for Wendy Amster, as to which shares Peggy J. Amster disclaims beneficial ownership.


                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.

 May 11, 1998                             /s/ Arnold M. Amster
                                         _____________________________
                                         Arnold M. Amster


 May 11, 1998                                       *
                                         _____________________________
                                         Peggy J. Amster


 May 11, 1998                                      *
                                         _____________________________
                                         Peggy J. Amster, as custodian
                                           for Wendy Amster


 May 11, 1998                             THE AMSTER FOUNDATION

                                         By /s/ Arnold M. Amster
                                            __________________________
                                            Arnold M. Amster


 May 11, 1998                             AMSTER & CO.

                                         By /s/ Arnold M. Amster
                                            ___________________________
                                            Arnold M. Amster, General Partner


 May 11, 1998                             FLEX HOLDING CORP.

                                         By /s/ Arnold M. Amster
                                            ____________________________
                                            Arnold M. Amster, Chairman
                                            of the Board


 *  By /s/ Arnold M. Amster
       ______________________
       Arnold M. Amster
       Attorney-in-fact